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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                              (AMENDMENT NO. ____)*

                         MediaCom Communications Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    58446K105
           -----------------------------------------------------------
                                 (CUSIP Number)

                                February 3, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [ ]  Rule 13d-1(b)

   [ ]  Rule 13d-1(c)

   [X]  Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1745 (3-98)                   Page 1 of 12

                                  SCHEDULE 13G

ISSUER:  MediaCom Communications Corp.                    CUSIP NO.:  58446K105

--------------------------------------------------------------------------------

1.     Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       J.P. Morgan Partners (23A SBIC), LLC (formerly known as CB Capital Investors, LLC and successor in interest to Chase Manhattan Capital, LLC) 13-398-6302
--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)  ...............................................................

            (b)  ...............................................................
--------------------------------------------------------------------------------
3.     SEC Use Only
--------------------------------------------------------------------------------
4.     Citizenship or Place of Organization   Delaware
--------------------------------------------------------------------------------
  Number of Shares    5.  Sole Voting Power        3,223,534
  Beneficially Owned  ----------------------------------------------------------
  by Each Reporting   6.  Shared Voting Power
  Person With:        ----------------------------------------------------------
                      7.  Sole Dispositive Power   3,223,534
--------------------------------------------------------------------------------
                      8.  Shared Dispositive Power
--------------------------------------------------------------------------------
9.     Aggregate Amount Beneficially Owned by Each Reporting Person    3,223,534
--------------------------------------------------------------------------------
10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)
--------------------------------------------------------------------------------
11.    Percent of Class Represented by Amount in Row (9)       5.3%
--------------------------------------------------------------------------------
12.    Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
LLC
 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

--------------------------------------------------------------------------------

SEC 1745 (3-98)                   Page 2 of 12

                                  SCHEDULE 13G

ISSUER:  MediaCom Communications Corp.                    CUSIP NO.:  58446K105


ITEM 1.

     (a)      NAME OF ISSUER:

              MediaCom Communications Corp.

     (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              100 Crystal Run Road
              Middletown, NY  10941

ITEM 2.

     (a)      NAME OF PERSON FILING:

              J.P. Morgan Partners (23A SBIC), LLC

              Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

     (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              1221 Avenue of the Americas
              New York, New York  10020

     (c)      CITIZENSHIP:

              Delaware

     (d)      TITLE OF CLASS OF SECURITIES (OF ISSUER):

              Common Stock

     (e)      CUSIP NUMBER:
              58446K105

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240. 13d-1(b) OR
         240. 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

              Not applicable.

ITEM 4.  OWNERSHIP

     (a)      AMOUNT BENEFICIALLY OWNED:

              3,223,534

     (b)      PERCENT OF CLASS:

              5.3% (as of December 31, 2000)

     (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

              (i)      3,223,534
              (ii)     Not applicable.

SEC 1745 (3-98)                   Page 3 of 12

                                  SCHEDULE 13G

ISSUER:  MediaCom Communications Corp.                    CUSIP NO.:  58446K105

              (iii)    3,223,534
              (iv)     Not applicable.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

              Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

              Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

              Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

              Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

              Not applicable.

ITEM 10. CERTIFICATION

              Not applicable.






SEC 1745 (3-98)                   Page 4 of 12

                                  SCHEDULE 13G

ISSUER:  MediaCom Communications Corp.                    CUSIP NO.:  58446K105


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2001

                                  J.P. MORGAN PARTNERS (23A SBIC), LLC

                                  By: J.P. Morgan Partners (23A Manager), Inc.,
                                      its Managing Member




                                  By: /s/ Jeffrey C. Walker
                                  ----------------------------------------------
                                      Name:  Jeffrey C. Walker
                                      Title: President









SEC 1745 (3-98)                   Page 5 of 12

                                  SCHEDULE 13G

ISSUER:  MediaCom Communications Corp.                    CUSIP NO.:  58446K105


                                  EXHIBIT 2(a)

                  This  statement is being filed by J.P.  Morgan  Partners  (23A
SBIC), LLC (formerly known as CB Capital Investors, LLC and as successor in interest of Chase Manhattan Capital, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (23A SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (23A
SBIC) is engaged in the venture capital and leveraged buyout business. The Managing Member of JPMP (23A SBIC) is J.P. Morgan Partners (23A SBIC Manager), Inc. (formerly known as CB Capital Investors, Inc.), a Delaware corporation (hereinafter referred to as "JPMP (23A Manager)"), whose principal business office is located at the same address as JPMP (23A SBIC). JPMP (23A Manager) is also engaged in the venture capital and leveraged buyout business. Set forth on Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP (23A Manager).

                  JPMP (23A Manager) is a wholly owned subsidiary of The Chase Manhattan Bank, a New York corporation (hereinafter referred to as "Chase Bank") which is engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase Bank.

                  Chase Bank is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.







SEC 1745 (3-98)                   Page 6 of 12

                                  SCHEDULE 13G

ISSUER:  MediaCom Communications Corp.                    CUSIP NO.:  58446K105


                                                                      SCHEDULE A

                  J.P. MORGAN PARTNERS (SBIC 23A MANAGER), INC.

                             EXECUTIVE OFFICERS(1)

President                                Jeffrey C. Walker*
Executive Vice President                 Mitchell J. Blutt, M.D.*
Executive Vice President                 Arnold L. Chavkin*
Executive Vice President                 John M.B. O'Connor*
Managing Director                        John R. Baron*
Managing Director                        Christopher C. Behrens*
Managing Director                        David S. Britts*
Managing Director                        Rodney A. Ferguson*
Managing Director                        David Gilbert*
Managing Director                        Evan Graf*
Managing Director                        Eric A. Green*
Managing Director                        Michael R. Hannon*
Managing Director                        Donald J. Hofmann, Jr.*
Managing Director                        W. Brett Ingersoll*
Managing Director                        Alfredo Irigoin*
Managing Director                        Andrew Kahn*
Managing Director                        Jonathan R. Lynch*
Managing Director                        Jonathan Meggs*
Managing Director                        Thomas G. Mendell*
Managing Director                        Stephen P. Murray*
Managing Director                        Joao Neiva de Figueiredo, Ph.D.*
Managing Director                        Timothy Purcell*
Managing Director                        Thomas Quinn*
Managing Director                        Peter Reilly*
Managing Director                        Robert R. Ruggiero, Jr.*
Managing Director                        Susan L. Segal*
Managing Director                        Shahan D. Soghikian*
Managing Director                        Georg Stratenwerth*
Managing Director                        Lindsay Stuart*
Managing Director                        Patrick J. Sullivan*
Managing Director                        Kelly Shackelford*
Managing Director                        Charles R. Walker*
Managing Director                        Timothy J. Walsh*
Managing Director                        Richard D. Waters, Jr.*
Managing Director                        Damion E. Wicker, M.D.*
Managing Director                        Eric R. Wilkinson*
Senior Vice President                    Marcia Bateson*
Vice President and Treasurer             Elisa R. Stein*
 Secretary                               Anthony J. Horan**
Assistant Secretary                      Robert C. Caroll**
Assistant Secretary                      Denise G. Connors**


--------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is executive officer  and/or employee of J.P. Morgan
   Chase & Co. Business address is c/o J.P. Morgan & Chase & Co., 270 Park Avenue, New York, New York 10017.


SEC 1745 (3-98)                   Page 7 of 12

                                  SCHEDULE 13G

ISSUER:  MediaCom Communications Corp.                    CUSIP NO.:  58446K105


                                  DIRECTORS(1)

                               Jeffrey C. Walker*








--------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is executive officer  and/or employee of J.P. Morgan
   Chase & Co. Business address is c/o J.P. Morgan & Chase & Co., 270 Park Avenue, New York, New York 10017.


SEC 1745 (3-98)                   Page 8 of 12

                                  SCHEDULE 13G

ISSUER:  MediaCom Communications Corp.                    CUSIP NO.:  58446K105

                                                                      SCHEDULE B

                            THE CHASE MANHATTAN BANK

                             EXECUTIVE OFFICERS(1)

Chairman of the Board                                Douglas A. Warner, III*
President and Chief Executive Officer                William B. Harrison Jr.*
Vice Chairman                                        Geoffrey T. Boisi*
Vice Chairman                                        David A. Coulter*
Managing Director                                    Ramon de Oliveira*
Director of Human Resources                          John J. Farrell*
Vice Chairman                                        Walter A. Gubert*
Managing Director                                    Thomas B. Ketchum*
Director of Corporate Marketing and Communications   Frederick W. Hill*
Vice Chairman                                        Donald H. Layton*
Vice Chairman                                        James B. Lee Jr.*
General Counsel                                      William H. McDavid*
Vice Chairman                                        Marc J. Shapiro*
Managing Partner                                     Jeffrey C. Walker**

                                  DIRECTORS(1)

 NAME                               PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                    BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer                   Chairman of the Board
                                    Chief Executive Officer
                                    Deere & Company
                                    One John Deere Place
                                    Moline, IL 61265
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.              President and Chief Executive Officer
                                    The Hearst Corporation
                                    959 Eighth Avenue
                                    New York, New York 10019
--------------------------------------------------------------------------------
 M. Anthony Burns                   Chairman of the Board and
                                      Chief Executive Officer
                                    Ryder System, Inc.
                                    3600 N.W. 82nd Avenue
                                    Miami, Florida  33166
--------------------------------------------------------------------------------
 H. Laurence Fuller                 Co-Chairman
                                    BP Amoco p.l.c.
                                    1111 Warrenville Road, Suite 25
                                    Chicago, Illinois 60563
--------------------------------------------------------------------------------

------------
(1) Each of the persons named below is a citizen of the United States of America.

* Principal occupation is executive officer and/or employee of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan & Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is managing partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas New York, New York 10020.


SEC 1745 (3-98)                   Page 9 of 12

                                  SCHEDULE 13G

ISSUER:  MediaCom Communications Corp.                    CUSIP NO.:  58446K105

NAME                               PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                   BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 William H. Gray, III              President and Chief Executive Officer
                                   The College Fund/UNCF
                                   9860 Willow Oaks Corporate Drive
                                   P.O. Box 10444
                                   Fairfax, Virginia 22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.          President and Chief Executive Officer
                                   The Chase Manhattan Corporation
                                   270 Park Avenue, 8th Floor
                                   New York, New York 10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan                  Of Counsel
                                   Skadden, Arps, Slate, Meagher & Flom LLP
                                   919 Third Avenue - Room 29-72
                                   New York, New York 10022
--------------------------------------------------------------------------------
 John R. Stafford                  Chairman, President and
                                   Chief Executive Officer
                                   American Home Products Corporation
                                   5 Giralda Farms
                                   Madison, New Jersey 07940
--------------------------------------------------------------------------------
 Douglas A. Warner III             Chairman of the Board
                                   J.P. Morgan Chase & Co.
                                   270 Park Avenue
                                   New York, New York 10017
--------------------------------------------------------------------------------
 Marina v.N. Whitman               Professor of Business Administration and
                                     Public Policy
                                   The University of Michigan
                                   School of Public Policy
                                   411 Lorch Hall, 611 Tappan Street
                                   Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------








SEC 1745 (3-98)                   Page 10 of 12

                                  SCHEDULE 13G

ISSUER:  MediaCom Communications Corp.                    CUSIP NO.:  58446K105

                                                                      SCHEDULE C

                             J.P. MORGAN CHASE & CO.

                             EXECUTIVE OFFICERS(1)

Chairman of the Board                                 Douglas A. Warner, III*
President and Chief Executive Officer                 William B. Harrison Jr.*
Vice Chairman                                         Geoffrey T. Boisi*
Vice Chairman                                         David A. Coulter*
Managing Director                                     Ramon de Oliveira*
Director of Human Resources                           John J. Farrell*
Vice Chairman                                         Walter A. Gubert*
Managing Director                                     Thomas B. Ketchum
Director of Corporate Marketing and Communications    Frederick W. Hill*
Vice Chairman                                         Donald H. Layton*
Vice Chairman                                         James B. Lee Jr.*
General Counsel                                       William H. McDavid*
Vice Chairman                                         Marc J. Shapiro*
Managing Partner                                      Jeffrey C. Walker**


                                  DIRECTORS(1)



                                 PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                            BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer                Chairman of the Board
                                 Chief Executive Officer
                                 Deere & Company
                                 One John Deere Place
                                 Moline, IL 61265
--------------------------------------------------------------------------------
 Riley P. Bechtel                Chairman and Chief Executive Officer
                                 Bechtel Group, Inc.
                                 P.O. Box 193965
                                 San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.           President and Chief Executive Officer
                                 The Hearst Corporation
                                 959 Eighth Avenue
                                 New York, New York 10019
--------------------------------------------------------------------------------
 Lawrence A. Bossidy             Chairman of the Board
                                 Honeywell International
                                 P.O. Box 3000
                                 Morristown, NJ 07962-2245
--------------------------------------------------------------------------------

-------------
(1) Each of whom is a United States citizen.

* Principal occupation is executive officer and/or employee of J.P. Morgan Chase & Co. Business address is c/o J.P.

** Principal occupation is managing partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas New York, New York 10020.


SEC 1745 (3-98)                   Page 11 of 12

                                  SCHEDULE 13G

ISSUER:  MediaCom Communications Corp.                    CUSIP NO.:  58446K105

                                 PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                            BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 M. Anthony Burns                Chairman of the Board and
                                   Chief Executive Officer
                                 Ryder System, Inc.
                                 3600 N.W. 82nd Avenue
                                 Miami, Florida  33166
--------------------------------------------------------------------------------
 H. Laurence Fuller              Co-Chairman
                                 BP Amoco p.l.c.
                                 1111 Warrenville Road, Suite 25
                                 Chicago, Illinois 60563
--------------------------------------------------------------------------------
Ellen V. Furter                  President
                                 American Museum of Natural History
                                 Central Park West at 79th Street
                                 New York, NY 10024
--------------------------------------------------------------------------------
 William H. Gray, III            President and Chief Executive Officer
                                 The College Fund/UNCF
                                 9860 Willow Oaks Corporate Drive
                                 P.O. Box 10444
                                 Fairfax, Virginia 22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.        President and Chief Executive Officer
                                 The Chase Manhattan Corporation
                                 270 Park Avenue, 8th Floor
                                 New York, New York 10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan                Of Counsel
                                 Skadden, Arps, Slate, Meagher & Flom LLP
                                 919 Third Avenue - Room 29-72
                                 New York, New York 10022
--------------------------------------------------------------------------------
 Lee R. Raymond                  Chairman of the Board and Chief Executive
                                   Officer
                                 Exxon Mobil Corporation
                                 5959 Las Colinas Boulevard
                                 Irving,TX 75039-2298
--------------------------------------------------------------------------------
 John R. Stafford                Chairman, President and Chief Executive Officer
                                 American Home Products Corporation
                                 5 Giralda Farms
                                 Madison, New Jersey 07940
--------------------------------------------------------------------------------
 Lloyd D. Ward                   Former Chairman of Board and Chief Executive
                                   Officer of Maytag
                                 13338 Lakeshore Drive
                                 Clive, Iowa  50325
--------------------------------------------------------------------------------
 Douglas A. Warner III           Chairman of the Board
                                 J.P. Morgan Chase & Co.
                                 270 Park Avenue
                                 New York, New York 10017
--------------------------------------------------------------------------------
 Marina v.N. Whitman             Professor of Business Administration and Public
                                   Policy
                                 The University of Michigan
                                 School of Public Policy
                                 411 Lorch Hall, 611 Tappan Street
                                 Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------



SEC 1745 (3-98)                   Page 12 of 12